VIA EDGAR

February 19, 2013

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Unitil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 11, 2012

File No. 001-08858

Dear Mr. Mew:

Set forth below are the responses of Unitil Corporation (the “Registrant,” “Unitil” or the “Company”) to the letter dated February 12, 2013 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), which was filed with the Commission on February 1, 2012.

For your convenience, the Staff’s comment has been set forth in bold and the numbered paragraph contained herein corresponds to the numbered paragraph in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62 Credit Arrangements, page 65

1.	We note your responses to comment 2 in our letter dated January 10, 2013, and have reviewed the contract you provided. It is our understanding that you transfer title and risk of ownership of the natural gas sold in conjunction with this asset management agreement at contract onset to the asset manager and do not have the ability to call on that inventory during a contractually specified period of the year. Accordingly, we object to the presentation of these amounts representing natural gas volumes due to or callable by you at certain points during the contract term from the asset manager as inventory for this contract as well as other contracts you have executed that share similar terms. Please revise.

Corporate Office

6 Liberty Lane West

Hampton, NH 03842

Phone: 603-772-0775

Email: corp@unitil.com

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

February 19, 2013

Response #1:

The Registrant acknowledges the Staff’s comment and objection and the Registrant agrees with Staff’s position that amounts of natural gas due to or callable by Northern Utilities, Inc. (“Northern Utilities”) at certain points during the contract term by operation of the terms of the asset management agreement should not be presented as a component of Gas Inventory on the Consolidated Balance Sheets. The Company will revise its presentation to separately present those amounts of natural gas volumes under the asset management agreement as “Exchange Gas Receivable” in addition to presenting the normal amounts of its gas inventory as “Gas Inventory” on the Company’s Consolidated Balance Sheets. The Company confirms that its Massachusetts combination electric and gas utility, Fitchburg Gas and Electric Light Company (“Fitchburg”) has a natural gas asset management agreement, similar to the Northern Utilities asset management agreement, which also requires this revised presentation.

Also, in the “Basis of Presentation” section of “Note 1: Summary of Significant Accounting Policies,” the Company will disclose the nature of the Exchange Gas Receivable balance sheet line item as follows: “Exchange Gas Receivable - Northern Utilities and Fitchburg have gas exchange and storage agreements whereby natural gas purchases during the months of April through October are delivered to a third party. The third party delivers natural gas back to the Company during the months of November through March. The exchange and storage gas volumes are recorded at weighted average cost.”

	December 31,
Exchange Gas Receivable ($millions)	2012	2011

Northern Utilities	$8.6	$12.4
Fitchburg	0.7	1.1

Total Exchange Gas Receivable	$9.3	$13.5

Additionally, the Company will expand the existing disclosure regarding Gas Inventory in Note 1 to describe the nature and amounts of the inventory recorded on that line item in tabular format as follows:

	December 31,
Gas Inventory ($millions)	2012	2011

Natural Gas	$0.7	$0.8
Propane	0.4	0.4
Liquefied Natural Gas & Other	0.1	0.1

Total Gas Inventory	$1.2	$1.3

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

February 19, 2013

The Company confirms that although the asset management agreements associated with the exchange gas receivables may qualify as embedded derivatives because their terms contain notional amounts, the Company does not classify the agreements as derivatives because they meet the criteria for exception as contracts for normal purchases and normal sales, as such instruments are defined per the FASB Codification.

The Registrant has reviewed its previously issued financial statements and determined that the historical amounts to be reclassified into Exchange Gas Receivable represent less than 1.6% of Total Assets. Additionally, the Registrant notes that these reclassifications had no impact on Operating Income, Net Income, and Earnings Per Share. Nor did the reclassifications impact the Registrant’s Common Equity. Accordingly, in the Company’s opinion, the judgment of a reasonable person relying upon the financial statements would not have been changed or influenced as a result of these reclassifications and therefore restatement of the financial statements is not necessary. The Registrant proposes to revise its presentation for future filings, and in those filings will reclassify the previously reported amounts to conform to the revised presentation.

In addition, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses or require further information or clarification, please direct them to Mark H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.

Very truly yours,	Very truly yours,

/s/ Mark H. Collin	/s/ Laurence M. Brock
Mark H. Collin	Laurence M. Brock
Senior Vice President,	Controller & Chief Accounting Officer
Chief Financial Officer & Treasurer